EXHIBIT 99.1

[GRAPHIC OMITTED]   TELEMIG CELULAR PARTICIPACOES S.A.                      [GRAPHIC OMITTED]

                    Joao Cox                  Leonardo Dias                 Isabel Vieira
                    Chief Financial Officer   Investor Relations Manager    Vice President
                    Jcox@telepart.com.br      Ldias@telepart.com.br         Isabel.vieira@tfn.com
                    (55 61) 429 - 5600        (55 61) 429 - 5673            (212) 807-5110
-------------------------------------------------------------------------------------------------


[GRAPHIC OMITTED]

                   TELEMIG CELULAR PARTICIPACOES S.A. REPORTS
                           FIRST QUARTER 2003 RESULTS

           - EBITDA margin of 47% of service revenues for the quarter
                  - Client base increased by 17% year-over-year
        - Strong positive free cash flow of R$76 million for the quarter


Brasilia, April 28, 2003 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its first quarter 2003 results. The Company registered 35,326 new customers for the quarter, increasing the client base to 1,958,182. EBITDA reached R$109.0 million in 1Q03, representing 47.0% of service revenues.



Operating Highlights:

35,326 new customers in        The Company's customer base reached 1,958,182
1Q03                           during the first quarter of 2003.
                               Quarter-over-quarter, this represents a 1.8%
                               increase. Year-over-year, this represents a 16.9% increase in the client base. Net additions amounted to 35,326 for the quarter.

                               For the first quarter of 2003, prepaid net additions were 43,099, bringing the total prepaid base to 1,309,164 or 67% of the total base. The postpaid base decreased by 7,773 customers, ending the quarter with 649,018 customers or 33% of the total base.


--------------------------------------------------------------------------------
                                   Client Base
                                  Clients (000)
--------------------------------------------------------------------------------
            1Q02            2Q02            3Q02            4Q02          1Q03
--------------------------------------------------------------------------------
Total       1,675           1,732           1,809           1,923         1,958
--------------------------------------------------------------------------------
Prepaid       964           1,053           1,152           1,266         1,309
--------------------------------------------------------------------------------
Postpaid      712             679             656             657           649
--------------------------------------------------------------------------------

Improvement in postpaid        For the first quarter of the year, the blended
churn rate                     annualized churn rate increased to 35% from the
                               33% registered in the 4Q02, mainly due to higher prepaid churn rate during the quarter. The annualized prepaid churn rate during the same period increased to 40% from the 35% reported for the previous quarter. For postpaid clients, the annualized churn rate for the 1Q03 decreased to 25% from the 29% registered in the 4Q02.

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results
                                                                               1

--------------------------------------------------------------------------------
                               Churn (Annualized)
--------------------------------------------------------------------------------
      1Q02            2Q02            3Q02            4Q02            1Q03
--------------------------------------------------------------------------------
       43%             36%             37%             33%             35%
--------------------------------------------------------------------------------

Net service revenues           Net service revenues totaled R$231.8 million for
increased by 12%               the quarter, an increase of 12% year-over-year
year-over-year                 but largely flat when compared to the previous
                               quarter. Net equipment revenues totaled R$20.7 million, a reduction of 32% over the previous quarter. This decrease was already expected due to weaker sales associated with seasonal factors during the first quarter. As a result, total net revenues were R$252.6 million for the quarter, 3% lower when compared with the previous quarter.

                               For the 1Q03, handset subsidies for client acquisition were R$3.0 million or R$14.6 per gross addition, higher than the R$11.5 registered during 2002. This increase was a direct result of intensifying competition in the market.

                               Cost of services for the 1Q03 totaled R$59.8 million, 1% lower when compared with the previous quarter.

                               Selling and marketing expenses for the quarter totaled R$34.0 million, down 24% quarter-over-quarter, as a result of lower gross additions in the quarter mainly due to seasonal factors.

Customer acquisition cost at   Customer acquisition cost for the first quarter
R$101 for the quarter          of 2003 decreased to R$101 from the R$143
                               reported in the 4Q02. This can be primarily attributed to lower sales effort during the first quarter as a result of seasonal factors mentioned above and the higher percentage of prepaid customers added during the period.

                               Retention costs for the 1Q03 represented 6.4% of net service revenues, in line with the 6.2% registered during the same quarter last year, but significantly lower than the average 7.9% of fiscal year 2002.

                               G&A expenses totaled R$22.0 million during the first quarter. As compared to the previous quarter, G&A expenses increased by 51%. The increase was due to a non-recurring event related to the Company's decision to enter into a mutual release agreement in order to eliminate all risks stemming from several pending disputes with Telesystem International Wireless (TIW). Disbursements incurred under this agreement impacted the Company's G&A by R$9.1 million. The release includes settlement of disputes arising out of TIW's claim to collect amounts allegedly disbursed in the name and for the account of the Company. Excluding this non-recurring payment, total G&A expenses would have been 5.5% of net service sales versus the 8.0% reported for the same period of the previous year. Compared to previous quarter, the adjusted G&A would have been R$1.8 million lower, primarily due to lower headcount and consulting expenses.

Bad Debt remained low          Bad debt remained relatively stable at 1.7% of
                               net service revenues when compared to the 1.4% registered in the previous quarter but was significantly lower than the 3.3% recorded in the same period in 2002. When calculated

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results
                               against total net revenues, bad debt reached 1.6% during 1Q03.


--------------------------------------------------------------------------------
                                  Bad Debt (%)
--------------------------------------------------------------------------------
                                1Q02      2Q02      3Q02      4Q02      1Q03
--------------------------------------------------------------------------------
% of net service revenues       3.3%      2.4%      1.3%      1.4%      1.7%

% of total net revenues         3.1%      2.3%      1.2%      1.2%      1.6%
--------------------------------------------------------------------------------

Postpaid ARPU increased to     Postpaid MOU (minutes of use) for 1Q03 totaled
R$73                           179, representing a 6% decrease when compared to
                               the 191 registered in the previous quarter. This decrease is associated with seasonality and to fewer business days during the quarter. The reduction in usage was more than offset by the increase in tariffs for outgoing and incoming calls during the quarter, with postpaid ARPU
                               (average revenue per user) reaching R$73 in the 1Q03 compared to the R$71 registered in the 4Q02.

                               Prepaid MOU decreased as well to 56 from 68 due to the same reasons already mentioned above. The decrease in usage was partially offset by the increase in tariffs for outgoing and incoming calls during the quarter. As a result, prepaid ARPU remained fairly stable at R$21 in the 1Q03 compared to the R$22 reported in the 4Q02.

                               Blended ARPU has remained fairly stable as well at R$38 compared to the R$39 registered in the 4Q02.

--------------------------------------------------------------------------------
                                      ARPU
--------------------------------------------------------------------------------
                1Q02          2Q02          3Q02          4Q02          1Q03
-------------------------------------------------------------------------------
Postpaid         64            68            70            71            73

Prepaid          20            21            21            22            21

Blended          39            40            40            39            38
--------------------------------------------------------------------------------

Market share estimated at      Market share was estimated at 62% compared to the
62%                            64% registered in the previous quarter. Gross
                               sales share for 1Q03 was an estimated 55%.

EBITDA margin of 47.0% of      EBITDA and EBITDA margin (excluding handsets) for
service revenues for the       the first quarter of 2003 reached R$109.0 million
quarter                        and 47.0%, respectively, compared to the R$98.9
                               million and 43.2% registered in the previous quarter. Excluding the non-recurring G&A expense, EBITDA and EBITDA margin would have reached
                               R$118.1 million and 51.0%, respectively.

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results

--------------------------------------------------------------------------------
                              EBITDA (R$ millions)
--------------------------------------------------------------------------------
                      1Q02         2Q02         3Q02         4Q02         1Q03
--------------------------------------------------------------------------------
EBIDTA Margin         47.7%        45.5%        44.9%        43.2%        47.0%

EBIDTA                98.7%        97.2%        98.7%        98.9%       109.0%
--------------------------------------------------------------------------------

Depreciation and               For the 1Q03, depreciation and amortization
Amortization                   reached R$49.9 million, a decrease of R$3.5
                               million when compared to the previous quarter.
                               The decrease is related to the completion of the billing system depreciation, which is expected to be replaced by the 3Q03. As a result the depreciation and amortization for the last two quarters of the previous year were inflated.

Net financial income of R$17
million for the quarter
--------------------------------------------------------------------------------
                                                 R$ millions
--------------------------------------------------------------------------------
                                         4Q02                   1Q03
--------------------------------------------------------------------------------
Interest Expense (a)                    (22.9)                  (56.1)

Interest Income (b)                     (21.7)                   40.9

Foreign Exchange Gain (Loss) (c)         68.9                    32.6
                                     --------                 -------
Net Financial Income (Expense)           24.2                    17.4
--------------------------------------------------------------------------------

Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange loss: almost exclusively reflects currency devaluation changes on debt principal and interest payable.

--------------------------------------------------------------------------------
             Detailed Financial Expenses Information (net of taxes*)
--------------------------------------------------------------------------------
                                                 R$ millions
--------------------------------------------------------------------------------
                                         4Q02                   1Q03
--------------------------------------------------------------------------------
Expense related to debt denominated
  in foreign currency                    55.2                    21.2

Gain (loss) on hedging operations       (54.9)                  (33.7)
                                     --------                 -------
     Sub-total                            0.3                   (12.5)

Expense related to debt denominated
  in Reais                               (5.9)                   (5.8)
                                     --------                 -------
Financial expense (debt related)         (5.6)                  (18.3)

Net financial expense
  (not related to debt)**                (2.3)                   (1.7)
                                     --------                 -------
    Sub-total                            (8.0)                  (20.0)

Interest income -
  cash investing activities              32.2                    37.4
                                     --------                 -------
Net Financial Income (Expense)           24.2                    17.4
--------------------------------------------------------------------------------
* Net of PIS/COFINS on interest income.
** Net financial expense not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net Debt of R$43 million       As of March 31, 2003, the Company's indebtedness
                               was partially offset by cash and cash equivalents
                               (R$590.7 million) and accounts receivable from hedging operations (R$122.8 million), resulting in net debt of R$42.9 million. Total debt was R$756.4 million, with 79% denominated in foreign currencies (68.8% denominated in U.S. Dollars and 10.3% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 86% was hedged.

Net income of R$44.3 million   Net income for the 1Q03 totaled R$44.3 million,
for the quarter                or R$2.556 per ADS (R$0.128 per thousand shares).
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results

Investments totaled R$12.3     During the first quarter of 2003, Telemig
million for the quarter        Celular's capital expenditures were R$12.3
                               million. It should be noted that reduced capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

CAPEX breakdown
--------------------------------------------------------------------------------
CAPEX (R$ millions)        1Q02        2Q02        3Q02        4Q02        1Q03

Network                    4.3         12.1        12.4        17.8        3.2

IS/IT                      3.4          3.2        21.6         4.8        8.5

Others                     0.4          0.8         2.4         0.9        0.6

TOTAL                      8.1         16.1        36.4        23.5       12.3
--------------------------------------------------------------------------------

Debt payment schedule
--------------------------------------------------------------------------------
    Year                   R$ millions                % denominated in
                                                      foreign currency
--------------------------------------------------------------------------------
2003                         213.6                           79%

2004                         222.0                           73%

2005                         250.6                           78%

2006 and beyond               70.2                          100%

--------------------------------------------------------------------------------

Positive free cash flow        Free cash flow for the quarter was a positive
                               R$75.8 million.

Strong financial ratios
--------------------------------------------------------------------------------
    Ratios                      1Q02      2Q02      3Q02      4Q02      1Q03
--------------------------------------------------------------------------------
Net Debt/EBITDA (1)             0.49      0.53      0.47      0.27      0.11

Net Debt/Total Assets            11%       12%       10%        6%        2%

Interest Coverage Ratio (1)      6.0       6.2       6.3       5.8       5.9

Current Liquidity Ratio          2.4       2.2       2.0       1.8       2.0
--------------------------------------------------------------------------------
(1) Last twelve months

New Relationship Program       In the beginning of the 2Q03, Telemig Celular
                               introduced a new relationship program to replace its loyalty program. The new program focuses on enhancing client relationships, by rewarding high-usage clients or those who have been with the Company for long time, through several means such as free minutes, accessories or discounts on handsets, among others. Under the brand of "Voce"
                               ("You"), the program is available to the entire customer base and incorporates all the benefits of the previous loyalty program. With the implementation of this program, the Company expects to reduce churn rates by year-end.

--------------------------------------------------------------------------------
     Old Loyalty Program                            New Relationship Program
--------------------------------------------------------------------------------
Focus on retention                     --->     Focus on relationship

Available to part of the client base   --->     Available to all clients

Non-integrated actions                 --->     Integrated actions

Low visibility                         --->     High visibility
--------------------------------------------------------------------------------

Brasil Celular Consortium      The analysis of establishing technical,
                               operational and commercial cooperation between the companies involved in the Brasil Celular
                               Consortium is currently been evaluated and progress is being made about the benefits of forming this Consortium.

Changes in the Shareholder     As of March 26, 2003, the shareholder structure
Structures of the              of the controlling shareholder of the company,
Controlling Shareholder        Telpart Participacoes S.A. ("Telpart") changed.
                               Highlake International Business Company Ltd., which is indirectly controlled by investment and mutual funds managed by Opportunity, acquired
                               TPSA do Brasil's (previously named TIW do Brasil
                               Ltda.) total share ownership in Telpart.

Outlook For the second quarter of 2003, Telemig Celular expects to maintain gross sales share at approximately 50%. The Company expects higher growth in the client base due to Mothers' Day and Valentine's day sales campaigns. Net additions are expected to come primarily from prepaid customers. ARPUs should increase
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results
                               slightly for both postpaid and prepaid users.

                               Telemig Celular expects mobile penetration, within the Company's concession area, to increase to 22% by year-end from the current level of 19%.

                               Excluding an eventual technological transition, total capital expenditures for the year are expected to reach R$90 million.





                     Additional information can be found at:

                        http://www.telemigholding.com.br
                        --------------------------------





This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results

                                OPERATIONAL DATA

------------------------------------------------------------------------------------------------------------------------
                                                                2002                            2003
                                       ------------------------------------------------------------------       Var. %
                                        1st Quarter  2nd Quarter   3rd Quarter  4th Quarter  1st Quarter     (1Q03/4Q02)
------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)                   16.3          16.4         16.4         16.4          16.4         0.0%
------------------------------------------------------------------------------------------------------------------------
Clients                                  1,675,424     1,731,839    1,808,600    1,922,856     1,958,182         1.8%
  Postpaid                                 711,524       678,730      656,279      656,791       649,018        -1.2%
  Prepaid                                  963,900     1,053,109    1,152,321    1,266,065     1,309,164         3.4%
------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                                      73            76           73           69            66        -4.9%
  Prepaid                                       53            52           53           54            45       -16.8%
MOU Outgoing
  Postpaid                                      85            98          107          121           113        -6.5%
  Prepaid                                       14            13           14           14            11       -22.2%
------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
  (Million of Minutes)                       225.0         244.7        261.5        289.4         264.0        -8.8%
Total Incoming Traffic
  (Million of Minutes)                       311.3         315.0        321.3        331.6         303.6        -8.4%
------------------------------------------------------------------------------------------------------------------------
Average Revenue per User - ARPU (R$)            39            40           40           39            38        -2.8%
  Postpaid                                      64            68           70           71            73         2.9%
  Prepaid                                       20            21           21           22            21        -6.0%
------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
  Monthly Fee                               47,065        45,095       46,261       47,439        51,148         7.8%
  Outgoing Traffic                          59,277        62,771       65,487       70,090        67,230        -4.1%
  Incoming Traffic                          90,925        95,213       97,402      100,258       104,279         4.0%
  Other                                      9,793        10,441       10,872       11,423         9,181       -19.6%
  TOTAL                                    207,060       213,521      220,023      229,209       231,838         1.1%
------------------------------------------------------------------------------------------------------------------------
Churn -Annualized Rate                       42.9%         36.3%        36.6%        32.7%         35.3%         7.7%
Cost of Acquisition (R$)                       100           107          100          143           101       -29.2%
Retention Costs (% of serv. net
  revenues)                                   6.2%          8.9%         9.0%         7.4%          6.4%       -14.1%
CAPEX (R$ millions)                            8.1          16.1         36.4         23.5          12.3       -47.8%
------------------------------------------------------------------------------------------------------------------------
Number of locations served                     290           290          306          322           331         2.8%
Number of cell sites                           704           705          712          725           735         1.4%
Number of switches                              13            13           13           13            13         0.0%
------------------------------------------------------------------------------------------------------------------------
Headcount                                    1,969         1,869        1,876        1,846         1,883         2.0%
Estimated Market Share                         71%           71%          68%          64%           62%        -3.3%
------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results

                           INCOME STATEMENT (BR GAAP)

                                                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------------------------------------
                                                                     2002                                     2003
                                       --------------------------------------------------------------------------------     Var. %
                                        1st Quarter       2nd Quarter      3rd Quarter     4th Quarter     1st Quarter   (1Q03/4Q02)
------------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS                    263,892          271,030          282,444          295,816          295,788       0.0%
Equipment Revenues - GROSS                   15,650           17,869           24,553           37,113           25,236     -32.0%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues-GROSS                        279,542          288,899          306,997          332,929          321,024      -3.6%
Taxes                                       (59,793)         (60,836)         (67,105)         (73,227)         (68,441)     -6.5%

Service Revenues-NET                        207,060          213,521          220,023          229,209          231,838       1.1%
Equi o ment Revenues - NET                   12,689           14,542           19,869           30,493           20,745     -32.0%
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues-NET                          219,749          228,063          239,892          259,702          252,583      -2.7%

Cost of Services                             53,027           53,468           53,550           60,540           59,819      -1.2%
Cost of Equipment                            12,688           15,566           21,659           37,973           23,752     -37.5%
Selling & Marketing Expenses                 31,960           40,687           45,312           44,418           33,989     -23.5%
Bad Debt Expense                              6,869            5,195            2,940            3,186            4,025      26.3%
General & Administrative Expenses            16,462           15,973           17,702           14,642           21,973      50.1%
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                       98,743           97,174           98,729           98,943          109,025      10.2%
  %                                            47.7%            45.5%            44.9%            43.2%            47.0%      8.9%

Depreciation & Amortization                  47,086           47,042           52,200           53,395           49,870      -6.6%
Interest Expense (1)                         22,032           18,127           29,689           22,948           56,102     144.5%
Interest Income                             (19,497)         (81,807)        (179,757)          21,714          (40,850)   -288.1%
Foreign Exchange Loss                           716          106,967          210,396          (68,884)         (32,643)    -52.6%
Others                                        3,771            7,074            1,716            4,794            2,709     -43.5%
Income Taxes                                 12,203           (6,466)         (11,040)          17,618           21,092      19.7%
Minority Interests                            5,231            1,025             (675)           8,120            8,432       3.8%
------------------------------------------------------------------------------------------------------------------------------------

Net Income                                   27,201            5,212           (3,800)          39,238           44,313      12.9%

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Number of shares (thousand)             336,557,975      340,431,374      340,431,374      340,431,375      346,751,938       1.9%
Earnings per thousand shares (R$)             0.081            0.015           (0.011)           0.115            0.128      10.9%
Earnings per ADS (R$)                         1.616            0.306           (0.223)           2.305            2.556      10.9%
------------------------------------------------------------------------------------------------------------------------------------

(1)  Interest paid: 1Q02 - R$7,665 thousand; and 2Q02 - R$20,112 thousand; 3Q02
     - R$8,27 thousand; 4Q02 - R$30,762 thousand; and, 1Q03 - R$8,257 thousand.

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results

                             BALANCE SHEET (BR GAAP)

                                                                                                                      (in R$ 000)
---------------------------------------------------------------------------------------------------------------------------------
                                1Q03          4Q02                                                        1Q03             4Q02
---------------------------------------------------------------------------------------------------------------------------------

Current Assets                                                   Current Liabilities
Cash & cash equivalents       590,701        585,999             Loans & Financing                      235,412          285,932
Accounts Receivable           114,834        121,225             Loan Interest                           15,013            8,610
Taxes Receivable               65,867         67,470             Suppliers                               56,308           67,717
Other Assets                   57,822         37,923             Taxes Payable                           35,431           26,630
                           -------------------------             Dividends                               35,834           34,570
                              829,224        812,617             Other Current Liabilities               28,065           28,933
                                                                                                    ----------------------------
                                                                                                        406,063          452,392

Long-term Assets              334,866        354,139             Loans & Financing                      521,002          564,062

Deferred Assets                     -              -             Other, Long-term Liabilities            34,221           31,509

Plant & Equipment             701,850        734,846             Minority Interest                       97,089           90,386

                                                                 Shareholders' Equity                   807,565          763,253
---------------------------------------------------------------------------------------------------------------------------------
                            1,865,940      1,901,602                                                  1,865,940        1,901,602
---------------------------------------------------------------------------------------------------------------------------------

                             DEBT POSITION (BR GAAP)

                                                                     (in R$ 000)
--------------------------------------------------------------------------------
                                                    1Q03
                               -------------------------------------------------
                                                           Currency
    Debt                          R$           US$       Basket Index     Total
--------------------------------------------------------------------------------

Short term                      59,167       148,691        27,554       235,412

Long Term                       98,613       371,874        50,515       521,002

--------------------------------------------------------------------------------
Total                          157,780       520,565        78,069       756,414
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                     First Quarter 2003 Results

                               CASH FLOW (BR GAAP)

                                                                    R$ 000
--------------------------------------------------------------------------
                                                                     1Q03
--------------------------------------------------------------------------
Operating Activities
Net income (loss)                                                   44,313
Adjustments to reconcile net income (loss) to net cash
provided by operating cash activities
  Depreciation and amortization                                     49,870
  Monetary variation and foreign exchange loss (principal)         (30,090)
  Unrealized loss (income) on hedging operations                    35,023
  Deferred income taxes and social charges                         (11,191)
  Minority interest                                                  8,432
  Other                                                                107
Changes in operating assets and liabilities                        (16,180)
                                                                 ---------
Net cash provided by operating activities                           80,284
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Investing Activities
  Proceeds from sale of property, plant and equipment                  709
  Investment acquisition                                            (50.00)
  Capital expenditures                                             (12,287)
                                                                 ---------
Net cash used in investing activities                              (11,628)
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Financing Activities
  Amortization of loans                                            (63,490)
  Payment of dividends and interest on capital                        (464)
                                                                 ---------
Net cash provided by financing activities                          (63,954)
--------------------------------------------------------------------------
--------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 4,702
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Cash and cash equivalents, beginning of the period                 585,999
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Cash and cash equivalents, end of the period                       590,701
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


                                          GLOSSARY OF KEY INDICATORS

I)   Average Customers

a)   Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                        2

b)   Average customers - quarterly and year to date

            Sum of the average customers for each month of the period
            ---------------------------------------------------------
                         Number of months in the period

II)  Churn Rate (Annualized)

a)   Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
-------------------------------------------------------------------------------------
                                         3

b)   Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
-----------------------------------------------------------------------------------------
                             Number of months in the period

III) MOU - Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
----------------------------------------------------------------------------------
                             Number of months in the periods

IV)  ARPU - Average Revenue per User

      Net service revenues for the period (excluding roaming-in revenues)
      -------------------------------------------------------------------
                        Average customers for the period

V)   Customer Acquisition Cost

 (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                    Number of gross activations in the period

VI)  Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
               - Minority Interests - Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

      Working Capital Variation = ( (DELTA) Current Assets - (DELTA) Cash & Cash Equivalents ) - ((DELTA) Current Liabilities - (DELTA) Short Term Loans
           and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX)  Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities

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